1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.

northern virginia, denver,
sacramento, walnut creek

tokyo, london, brussels,
beijing, shanghai, hong kong

Writer’s Direct Contact
212.468.8163
JTanenbaum@mofo.com
October 12, 2010
Mr. Jeffery Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Protalix BioTherapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-33357
Ladies and Gentlemen:
     On behalf of our client, Protalix BioTherapeutics, Inc., a Florida corporation (the “Company”), transmitted herewith are responses to the Staff’s comments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), which comments were set forth in the Staff’s letter dated September 22, 2010 (the “Comment Letter”) to David Aviezer, Ph.D., the Company’s Chief Executive Officer. For purposes of reference, the Company, formerly named “Orthodontix, Inc.,” acquired Protalix Ltd. on December 31, 2006 through a reverse merger and Protalix Ltd. is currently the Company’s wholly-owned subsidiary. The Company subsequently changed its name to “Protalix BioTherapeutics, Inc.” Prior to the merger, the Company had no disclosure obligations with respect to Protalix Ltd. References to the Company in this response letter include the Company and Protalix Ltd., unless stated otherwise. For ease of reference, we have noted the Staff’s comments in bold faced type and the responses in regular type.
Item 1. Business
Other Drug Candidates in Our Pipeline, page 14

1.	Please provide us with draft disclosure for an amendment to your annual report that provides additional information about your agreement with Yissum Research and Development Company and the Boyce Thompson Institute, Inc., which includes the term of the agreement, its termination provisions, the aggregate potential milestone payments, the amount of the license maintenance fee, and an indication of the royalty percentage, e.g., “single-digits,” “teens,” “twenties,” etc.
       Response: In response to this comment, the Company proposes that it provide disclosure substantially in the form set forth on Exhibit A in future filings, as applicable. The Company respectfully notes that the amount of the license maintenance fee under the Research and License Agreement made on August 8, 2007, by and between Yissum Research Development Company of Jerusalem (“Yissum”), the Boyce Thompson Institute (“Boyce”) and Protalix Ltd. (the “Yissum Agreement”) is the subject of a confidential treatment request granted by the Staff on December 3, 2007.
2.	Please explain each party’s obligations with respect to the collaborative research program in the laboratory of Professor Hermona Soreq.
       Response: The Company has no material obligations with respect to the laboratory of Professor Hermona Soreq. Rather, the Company’s obligations are to Yissum and Boyce under the Yissum Agreement, as described in the 2009 Form 10-K and as discussed in the Company’s answer to Comment No. 1. Professor Soreq is currently the researcher under the Yissum Agreement. The Company does not know what obligations Yissum and Boyce have to Professor Soreq’s laboratory. Further, the Company is not required to disclose the obligations of Yissum and Boyce in its public disclosure.
Strategic Collaborations, page 16
3.	With respect to your agreement with Weizmann Institute of Science, please provide us with draft disclosure for an amendment to your annual report that includes the term and termination provisions, the aggregate potential milestone payments, the amount of the research budget amount, and an indication of the range of royalty payments to be made, e.g., “single-digits,” “teens,” “twenties,” etc.
       Response: In response to this comment, the Company proposes that it provide disclosure substantially in the form set forth on Exhibit B in future filings, as applicable. The Company respectfully notes that the amount of the research budget under the agreement is the subject of a confidential treatment request granted by the Staff on January 18, 2008.
Intellectual Property, page 17
4.	Please indicate not only that your patents relate to your ProCellEx protein expression system but also the individual products they relate to. Additionally, disclose when the patents expire.
       Response: In response to this comment, the Company proposes that it provide disclosure substantially in the form set forth on Exhibit C in future filings, as applicable.

5.	Please indicate the product or products that are dependent on the jointly held patent and the licensed patent rights and identify the joint holder and licensees. If the licensing agreements have not been filed, please provide your analysis supporting your determination that you are not required to file them as exhibits.
       Response: The jointly held patent relates to a new splice variant of human follicle-stimulating hormone, or FSH. The Company is not proceeding with its FSH project at this time. Accordingly, the license agreement relating to the joint patent is not material to the Company. The other licensed patents and patent applications were licensed to the Company from Yissum, Virginia Tech Intellectual Properties, Inc. (“VTIP”), Yeda and Icon. All of the applicable agreements have been filed by the Company other than its agreement with VTIP. In response to this comment, the Company has decided to file the agreement with VTIP as an exhibit to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.
6.	Please provide us with draft disclosure for an amendment to your annual report that provides additional information about your agreement with Icon Genetics AG, such as the term of the agreement, its termination provisions, the aggregate potential milestone payments you are required to make and an indication of the royalty range, e.g., “single-digits,” “teens,” “twenties,” etc. Additionally, indicate which product candidates are dependent on this agreement and provide an analysis supporting your determination that you are not required to file the agreement as an exhibit.
       Response: Protalix has entered into two agreements with Icon Genetics AG (“Icon”). The first is a Collaborative Research Agreement dated April 30, 2004 (the “Research Agreement”) and the second is the Research and License Agreement between Yeda Research and Development Company Limited and Protalix Ltd. dated as of March 15, 2006 (the “License Agreement”). The Research Agreement is no longer in effect and neither the Company nor Icon has any continuing material obligations under the Research Agreement. The only material obligation to survive the expiration of the Research Agreement was an option by Protalix Ltd. to license the know-how, data, information and inventions developed under the Research Agreement to the extent the foregoing relates to plant cell cultures. Protalix Ltd. exercised this right by entering into the License Agreement. Upon the execution of the License Agreement, the Research Agreement ceased to be material to the Company. Consequently, the Company has not filed the Research Agreement as an exhibit to any of its filings under the Securities Exchange Act of 1934. In response to this comment, the Company proposes that it provide disclosure substantially in the form set forth on Exhibit D in future filings with respect to the License Agreement, as applicable. The Company respectfully notes that the amount of the license maintenance fee under the License Agreement is the subject of a confidential treatment request granted by the Staff on January 18, 2008.
Item 10. Directors, Executive Officers and Corporate Governance, page 62
General
7.	Please, provide us with draft disclosure for an amendment to your annual report that states for each incumbent director and director nominee the particular experience, qualifications, attributes or skills that led your Board of Directors to conclude that these individuals should serve as your directors. We refer you to Item 401(e) of Regulation S-K.
       Response: The Company provided disclosure regarding the particular experience, qualifications, attributes or skills of each incumbent director and director nominee that led the Company’s Board of Directors to conclude that these individuals should serve as the Company’s directors as required under Item 401(e) of Regulation S-K. The Company intends to include substantially similar disclosure in its future Annual Reports on Form 10-K and its proxy statements, to the extent required by such filings.
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 65
8.	We note your statement that the Compensation Committee evaluates individual executive performance with a goal of setting compensation levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in your industry. From this disclosure, it appears that you engage in benchmarking activities. Please provide draft disclosure identifying the peer companies that you use for benchmarking purposes.
       Response: The Company’s Compensation Committee does not engage in benchmarking activities as contemplated in Item 402(b) of Regulation S-K. Rather, the Compensation Committee reviews the executive compensation practices of other companies of similar size and stage of development operating in its industry for comparative purposes to ensure that its compensation decisions are not inconsistent with the practices of its peer companies. In response to this comment, the Company proposes that it provide disclosure substantially in the form set forth on Exhibit E in future filings, as applicable, in response to this comment.
9.	Please provide us with draft disclosure for an amendment to your annual report that includes the following:
•     The individual and corporate performance objectives applicable to each named executive officer and used to determine their annual bonuses and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative;
•     The threshold, target, and maximum levels of achievement of each performance measure, if applicable;
•     The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of bonus to be awarded;
•     The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them; and

•       Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.
       Response: In response to this comment, the Company proposes that it provide disclosure in the format set forth on Exhibit F in future filings, as applicable.
10.	Your Summary Compensation Table includes a dollar value for option awards you granted to your named executive officers in fiscal year 2009 but your Grants of Plan-Based Awards table displays no awards made in the last fiscal year and your narrative disclosure concerning options on page 66 omits any mention of option grants made last year. Please reconcile this discrepancy in your disclosure.
       Response: The lack of disclosure in the Grants of Plan-Based Awards table for fiscal year 2009 was the result of an error. The corrected table is included in the Grants of Plan-Based Awards table set forth in the Company’s proxy statement filed by the Company on October 4, 2010 in connection with the Company’s annual meeting of shareholders to be held on November 7, 2010.
11.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
       Response: The Company does not believe that its employee compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The Company’s employees, and hence the Company’s compensation structure, is not allocated among different business units. Accordingly, there is no risk that the Company’s compensation structure will create risks among business units. In addition, although the Company has, from time to time, granted cash bonuses to certain employees in connection with the Company’s achievement of designated regulatory or clinical milestones, most of the bonuses paid by the Company are paid after the year end. Last, the Company’s Compensation Committee decisions are generally made on an annual basis after a review of financial and other developments by the Company limiting the risk that a compensation decision would have a material adverse effect on the Company. For the foregoing reasons, the Company does not believe that it has any risks to disclose under Item 402(s) of Regulation S-K.
General
12.	You state in your list of exhibits that Exhibits 10.6, 10.7, and 10.8, which are incorporated by reference to your current report on Form 8-K filed on September 20, 2007, have been granted confidential treatment under Rule 24b-2 of the Exchange Act. A search of our records does not reflect an application for confidential treatment with respect to these exhibits being received from you. Please provide us with a copy of the confidential treatment application you submitted after these agreements were filed.
       Response: On January 8, 2007, the Company submitted a confidential treatment request for Exhibits 10.6, 10.7 and 10.8 which are incorporated by reference to the 2009 Form 10-K.

The Company submitted an amended confidential treatment request for the same exhibits on August 22, 2007. The SEC granted the Company’s confidential treatment in an order dated January 18, 2008. The Company has faxed a copy of the order granting confidential treatment for those exhibits to the SEC separately.
* * *
Please call the undersigned at the telephone number set forth above or Joseph Magnas at 212-336-4170 with any question or comment you may have regarding the responses set forth herein. In addition, please send all written correspondence directly to the undersigned and Joseph Magnas of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104, telecopy 212-468-7900, with copies to David Aviezer, Ph.D., the Company’s President and Chief Executive Officer, at 2 Snunit Street, Science Park, P.O.B. 455, Carmiel 20100, Israel, telecopy +972-4-988-9489.
Sincerely,
/s/ James R. Tanenbaum
cc:    David Aviezer, Ph.D.
           Yossi Maimon

     Exhibit A
     In August 2007, Protalix Ltd. licensed the rights to certain technology under a research and license agreement with Yissum Research and Development Company, or Yissum, and the Boyce Thompson Institute, Inc., or Boyce Thompson. Pursuant to the agreement, we are developing a proprietary plant cell-based acetylcholinesterase (AChE) and its molecular variants for the use in several therapeutic and prophylactic indications, as well as in a biodefense program and an organophosphate-based pesticide treatment program. Under the terms of the agreement, Yissum and Boyce Thompson granted us an exclusive, worldwide right and license to certain technology, including patents and certain patent applications relating to AChE for the therapeutic and prophylactic indications as well as an exclusive license not limited to such indications with respect to certain of those patents and patent applications. As consideration for the license, we are obligated to pay Yissum and Boyce Thompson, collectively, an annual, non-refundable initial maintenance fee. The maintenance fee shall only become payable a number of years after the execution of the agreement and is subject to annual increases. In addition, we are obligated to make royalty payments equal to varying low, single-digit percentages of net sales of products under the agreement. These royalty rates are evaluated on a country-by-country basis, and are subject to reduction if a third party commercializes a competing product or commercializes an authorized generic version of the applicable product, subject to certain conditions. We also have the right to grant sublicenses relating to the licensed technology under the agreement, subject to the payment of sublicensing fees. The fees payable in connection with any sublicense are equal to varying percentages, in the low-teens through the low-twenties, of the consideration we receive in connection with the sublicense, depending on the level of clinical development of the product at the time we enter into the sublicense. Last, we are obligated to pay Yissum and Boyce Thompson, collectively, milestone payments equal to $700,000, in the aggregate, upon the achievement of certain milestones under the license agreement.
     The license agreement remains in effect until the expiration of all obligations to Yissum and Boyce Thompson under the agreement, determined on a country-by-country basis. We have the right to terminate the agreement for any reason upon 60 days’ prior written notice to Yissum and Boyce Thompson. Subject to certain conditions, Yissum and Boyce Thompson may terminate the agreement immediately upon written notice to us in connection with certain events relating to bankruptcy, lapses in our insurance coverage, failures to defend against third party claims or claims we may make regarding the validity or enforceability of any licensed patent. We or Yissum and Boyce Thompson may terminate the agreement within 60 days after receiving written notice if the non-terminating party passes a resolution for a voluntary wind up, if a receiver or liquidator is appointed for the non-terminating party, or the non-terminating party enters into an insolvency or bankruptcy proceeding. In addition, either party may terminate the agreement due to a material breach by the other party if the breaching party is unable to cure the breach within 60 days after receiving written notice of the breach from the non-breaching party. Any termination of the agreement will result in a loss of our rights to the licensed technology, which will revert back to Yissum and Boyce Thompson.

Exhibit B
     In March 2006, Protalix Ltd. entered into a research and license agreement with the Yeda Research and Development Company Limited, or Yeda, the technology transfer arm of the Weizmann Institute of Science. Under the terms of the agreement, Yeda agreed to use its technology to design a next generation of glucoceribrosidase (GCD) for the treatment of Gaucher disease that can be expressed using our ProCellEx protein expression system and that may have certain benefits over the first generation treatments used today. The technology licensed from Yeda provides a methodology for the rational design of an improved drug for the treatment of Gaucher disease by enzyme replacement therapy, based on the three-dimensional crystal structure of glucoceribrosidase (GCD) that was solved by scientists from the Weizmann Institute of Science. Yeda has granted us an exclusive worldwide license to use their technology and discoveries for the development, production and sale of enzymatically active mutations of glucoceribrosidase (GCD) and derivatives thereof for the treatment of Gaucher disease. Under the terms of the agreement, we are required to take all necessary steps to develop and commercialize the products subject to the agreement.
     As consideration for the license, we agreed to pay Yeda a fixed research budget amount, subject to certain conditions. We have since completed the research phase of the arrangement with Yeda. Accordingly, we are no longer making any research-related payments to Yeda under the agreement. In addition, we are obligated to make a non-refundable license fee of during the term of the agreement, commencing on the fifth anniversary of the execution of the agreement until, and including, the 19th anniversary thereof. We are also obligated to make royalty payments equal to varying low, single-digit percentages of net sales of products under the agreement. Sublicenses relating to the licensed technology may be granted under the agreement, subject to the payment of sublicensing fees. The fee for any sublicense is equal to a percentage, ranging from the low-teens through the low-twenties, of the consideration we receive in connection with the sublicense, depending on the level of clinical and regulatory development of the products under the agreement at the time we enter into the sublicense.
     The license agreement remains in effect until the earlier of the expiration of the last patent licensed under the agreement or if there are no commercial sales of any products for a continuous period of 20 years. Yeda may modify the exclusivity component of the agreement by written notice to us and without our consent. Yeda may terminate the agreement by written notice to us if we fail to satisfy any one or more specified milestones, and we fail to cure any such failure within a certain time period after we receive the notice. Yeda is not entitled to exercise this termination right if we demonstrate that we are making all necessary efforts to achieve such milestones, that our inability to satisfy the milestones is due to factors beyond our control, and that the total delay with respect to any one milestone does not exceed 12 months and the total cumulative delay in respect of all milestones has not exceeded 30 months. Yeda may also terminate the agreement if we contest the validity of any of the patents included in the agreement. We or Yeda may terminate the agreement due to a material breach by the other party if the breach is unable to be cured or, if curable, the breach is not cured within 21 days after the breaching party’s receipt of written notice of the breach from the non-breaching party. In addition, either party may terminate the agreement in connection with certain events relating to a wind up or bankruptcy.

2

Exhibit C
Intellectual Property
We maintain a proactive intellectual property strategy which includes patent filings in multiple jurisdictions, including the United States and other commercially significant markets. At the end of the first quarter of 2010, we held 17 granted patents and 80 pending patent applications with respect to various compositions, methods of production and methods of use relating to our ProCellEx protein expression system and our proprietary product pipeline. At the end of the first quarter of 2010 we also held one joint patent with a third party and held licensed rights to five patents and eight patent applications.
Our competitive position and future success depend in part on our ability, and that of our licensees, to obtain and leverage the intellectual property covering our product candidates, know-how, methods, processes and other technologies, to protect our trade secrets, to prevent others from using our intellectual property and to operate without infringing the intellectual property of third parties. We seek to protect our competitive position by filing United States, European Union, Israeli and other foreign patent applications covering our technology, including both new technology and improvements to existing technology. Our patent strategy includes obtaining patents, where possible, on methods of production, compositions of matter and methods of use. We also rely on know-how, continuing technological innovation, licensing and partnership opportunities to develop and maintain our competitive position.
Our patent portfolio consists of several patent families (consisting of patents and/or patent applications) covering our technology, protein expression methodologies and system and product candidates, as follows:
     •       With respect to our ProCellEx protein expression system, we have been issued, and hold licensed rights to, patents in the United States, the European Union, Israel, Canada, the Czech Republic, Hungary, Japan, Poland, Mexico, Hong Kong and India, and to 11 pending patent applications. Among other things, the patents cover the methods that we use for culturing and harvesting plant cells and/or tissues in consecutive cycles. The issued patents in this patent family are expected to expire in 2016.
     •       With respect to our ProCellEx protein expression system, we also hold 14 patent applications relating to the large scale production of proteins in cultured plant cells. The patents to issue in the future based on the pending patent applications in this patent family are expected to expire in 2028.
     •       We hold a patent family containing four granted patents in India, South Africa, Russia and the Ukraine, and 32 patent applications, relating to the production of glycosylated lysosomal proteins in our plant culture platform, particularly proteins having a terminal mannose glycosylation, including taliglucerase alfa. The issued patents and any patents to issue in the future based on pending patent applications in this patent family are expected to expire in 2024.
     •       We hold a patent family containing four pending patent applications relating to a system and method for production of antibodies in a plant cell culture, and antibodies produced in such a system. The patents to issue in the future based on the patent applications in this patent family are expected to expire in 2025.
     •       We hold a patent family containing one issued patent in South Africa and 11 pending patent applications relating to a new method for delivering active recombinant proteins systemically through oral administration of transgenic plant cells. The issued patents and any patents to issue in the future based on patent applications in this patent family are expected to expire in 2026.
     •       We hold a patent family containing seven pending patent applications relating to saccharide containing protein conjugates. The patents to issue in the future based on the patent applications in this patent family will expire in 2028.
     •       Our patent portfolio includes a patent that we co-own that covers human glycoprotein hormone and chain splice variants, including isolated nucleic acids encoding these variants. More specifically, this patent covers a new splice variant of human FSH. This patent was issued in the United States and is expected to expire in 2026.
     •       With respect to taliglucerase alfa, we have licensed the rights to two patents from Virginia Tech Intellectual Properties, Inc. that are expected to expire in 2016; We also hold the licensed rights from Yeda to three pending patent applications with respect to the research and development of the glucocerebrosidase (GCD) protein.
     •       With respect to Acetylcholinesterase, we have licensed the rights to three patents issued in the United States that are expected to expire in 2013, 2017 and 2021, and to five patent applications from Yissum.
We monitor third parties for activities that may infringe our intellectual property, as well as the progression of third party patent applications that may cover our product candidates or expression methods and thus, potentially, interfere with the development of our business. We are aware, for example, of U.S patents, and corresponding international counterparts of such patents, owned by third parties that contain claims covering methods of producing GCD. We do not believe that, if any claim of infringement were to be asserted against us based upon such patents, taliglucerase alfa would be found to infringe any valid claim under such patents. However, there can be no assurance that a court would find in our favor or that, if we choose or are required to seek a license to any one or more of such patents, a license would be available to us on acceptable terms or at all.
In April 2004, we entered into a Collaborative Research Agreement with Icon Genetics AG (which was subsequently acquired by Bayer Corporation), or Icon, regarding an option to license Icon’s amplification technology for utilization in the expression of our products under development in order to improve our yield. In connection with such option, we entered into a license agreement with Icon in April 2005, pursuant to which we received an exclusive worldwide license to develop, test, use and commercialize Icon’s technology to express certain proteins in our ProCellEx protein expression system. In addition, we are entitled to a non-exclusive worldwide license to make and have made other proteins expressed by using Icon’s technology in our technology. In consideration for the licenses, we are obligated to pay to Icon development milestone payments and royalties. See “Risk Factors—If we fail to adequately protect or enforce our intellectual property rights or secure rights to third party patents, the value of our intellectual property rights would diminish and our business, competitive position and results of operations would suffer.”

C-2

Exhibit D
     In April 2005, Protalix Ltd. entered into a license agreement with Icon Genetics AG, or Icon, pursuant to which we received an exclusive worldwide license to develop, test, use and commercialize Icon’s technology to express certain proteins in our ProCellEx protein expression system. Under the terms of the agreement, we are also entitled to a non-exclusive worldwide license to make and have made other proteins expressed by using Icon’s technology in our technology. As consideration for the license, we are obligated to make royalty payments equal to varying low, single-digit percentages of net sales of products by us, our affiliates, or any sublicensees under the agreement. In addition, we are also obligated to make milestone payments equal to $350,000, in aggregate, upon the achievement of certain milestones.
     The license agreement remains in effect until the earlier of the expiration of the last patent under the agreement or, if all of the patents under the agreement expire, 20 years after the first commercial sale of any product under the agreement. Icon may terminate the agreement upon written notice to us that we are in material breach of our obligations under the agreement and we are unable to remedy such within 30 days after we receive such notice. Further, Icon may terminate the agreement in connection with certain events relating to a wind up or bankruptcy, if we make a general assignment for the benefit of our creditors, or if we cease to conduct operations for a certain period. Icon may also terminate the exclusivity granted to us by written notice if we fail to reach certain milestones within a designated period of time.

Exhibit E
The companies reviewed by the Compensation Committee in making its compensation decisions in February 2010 were as follows:
•	Keryx Biopharmaceuticals, Inc.

•	Savient Pharmaceuticals, Inc.

•	Biomarin Pharmaceutical Inc.

•	Amicus Therapeutics, Inc.

•	Mannkind Corporation

•	Nektar Therapeutics

•	Theravance, Inc.
The Compensation Committee intends to continue reviewing and revising the peer group periodically to ensure that it continues to reflect companies similar to us in size and development stage. The Compensation Committee also reviews an executive compensation report and analysis of publicly-traded biotechnology companies prepared by a third party for additional data and other information regarding executive compensation for comparative purposes.

Exhibit F
     Annual Bonus. The Compensation Committee has the authority to award discretionary annual bonuses to our executive officers. For 2010, the Compensation Committee has established a formal bonus plan for certain milestones, as described below. The discretionary annual bonus awards are intended to compensate officers for achieving financial, clinical, regulatory and operational goals and for achieving individual annual performance objectives. For any given year, the compensation objectives vary, but relate generally to strategic factors such as developments in our clinical path, the execution of a license agreement for the commercialization of product candidates, the establishment of key strategic collaborations, the build-up of our pipeline and financial factors such as raising capital. Bonuses are awarded generally based on corporate performance, with adjustments made within a range for individual performance, at the discretion of our Compensation Committee. Our Compensation Committee determines, on a discretionary basis, the size of the entire bonus pool and the actual award to each named executive officer.
     Our Compensation Committee will select, in its discretion, the executive officers of our company or our subsidiary who are eligible to receive bonuses for any given year. Any bonus granted by the Compensation Committee will generally be paid in the first quarter of the year, unless such bonuses were specifically granted for a specific milestone achieved during the year which was payable immediately after the achievement of the milestone. The Compensation Committee has not fixed a minimum or maximum award for any officer’s annual discretionary bonus, unless specified in an executive’s employment agreement.
     Each of our executive officers is eligible for a discretionary annual bonus under his or her employment agreement. The Compensation Committee determined the discretionary annual bonus to be paid to our executive officers for performance in 2009 and in 2008, and the discretionary bonus to be awarded to certain officers in 2010 for upon achievement of certain milestones. The Compensation Committee has not fixed a minimum or a maximum amount for any officer’s annual discretionary bonus.
     On February 25, 2010, our Board of Directors, acting upon the resolution of a majority of our independent directors, awarded a total of approximately $2.6 million in bonuses to our named executive officers and other employees. Of the aggregate award, approximately $1.1 million was paid to our named executive officers and other employees during the first quarter of 2010 for general corporate performance relating to the completion of our phase III clinical trial of our lead product candidate, taliglucerase alfa, and the upgrade of our manufacturing facility during the years 2008 and 2009, and specifically in connection with the execution of the license and supply agreement with Pfizer relating to taliglucerase alfa. In addition, the Compensation Committee elected to make these awards to the executive officers as bonuses were generally not paid in 2009 due to the general market conditions and our cash balance at that time. Of the approximately $1.1 million made available for these bonuses, our Board of Directors awarded Dr. Aviezer $500,000; Dr. Shaaltiel $160,000; Dr. Brill Almon $160,000; and Mr. Maimon $160,000.
     The Board of Directors, acting upon the resolution of a majority of our independent directors, reserved the remaining approximately $1.5 million for additional awards to our named executive officers and other employees for 2010. The following table describes the general nature of the goals for the award of the future awards to our named executive officers:

General Description	Funding Amount
First shipment of taliglucerase alfa	$140,000
Approval of taliglucerase alfa by the FDA	$820,000
Total	$960,000
The remaining approximately $500,000 was allocated to other employees, subject to the same criteria. Upon the achievement of the foregoing milestones, if at all, the Compensation Committee intends to consider the performance of the executive management team as a whole and the individual performance of the named executive officers in the determination of the final awards.

     The Board of Directors allocated the aggregate amount payable for the first milestone as follows: Dr. Shaaltiel $100,000; Dr. Brill Almon $20,000; and Mr. Maimon $20,000. None of the aggregate award payable upon the achievement of the first milestone was allocated to Dr. Aviezer. The Board of Directors allocated the aggregate amount payable for the second milestone as follows: Dr. Aviezer $400,000; Dr. Shaaltiel $140,000; Dr. Brill Almon $140,000; and Mr. Maimon $140,000. Generally, if a company milestone is met, the applicable awards will be paid in full. However, notwithstanding the allocations, upon the achievement of any company goal, our Board of Directors or the Compensation Committee has the discretion to award the full allocated amounts to our named executive officers or to award lesser amounts, if any. The Compensation Committee, or the Board of Directors acting upon resolution of a majority of the independent directors, may elect to increase the size of the awards at any time.

D-2